RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-171806

Pricing Supplement Dated March 28, 2011 to the Product Prospectus Supplement FIN-1 Dated January 28, 2011, Prospectus Dated January 28, 2011, and Prospectus Supplement Dated January 28, 2011	$3,000,000 Inflation Linked Notes, Due March 31, 2021 Royal Bank of Canada

Royal Bank of Canada is offering the Inflation Linked Notes (the “Notes”) described below.

The CUSIP number for the Notes is 78008KN33.

The Notes will accrue interest at the following rates during the indicated year of their term:

•	Year 1:	3.00% per annum

•	Years 2-10:	Reference Rate + 1.00% per annum, subject to a floor of 0.00% and a cap of 7.00%

The Reference Rate will equal: (CPIt – CPIt-12) / CPIt-12
where,

•	CPIt = CPI for the third month prior to the calendar month in which the applicable Interest Payment Date (as defined below) occurs, which we refer to as the “Reference Month”; and

•	CPIt–12 = CPI for the twelfth month prior to the applicable Reference Month.

We will pay interest on the Notes monthly, on the last day of each month (each an “Interest Payment Date”), commencing on April 30, 2011. Any payments on the Notes are subject to our credit risk.

The Notes will not be listed on any U.S. securities exchange.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page 1 of the prospectus supplement dated January 28, 2011, “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the product prospectus supplement FIN-1 dated January 28, 2011 and “Additional Risk Factors” on page P-5 of this pricing supplement.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

RBC Capital Markets, LLC offered the Notes at varying public offering prices related to prevailing market prices, and will purchase the Notes from us on the Issue Date at a purchase price equal to 98% of the principal amount.

To the extent that the total aggregate principal amount of the Notes being offered by this pricing supplement is not purchased by investors in the offering, one or more of our affiliates may purchase the unsold portion. However, our affiliates will not purchase more than 15% of the principal amount of the Notes.

We will deliver the Notes in book-entry only form through the facilities of The Depository Trust Company on or about March 31, 2011, against payment in immediately available funds.

RBC Capital Markets, LLC

Inflation Linked Notes, Due March 31, 2021

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement FIN-1, the prospectus supplement, and the prospectus.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Global Medium-Term Notes, Series E

Underwriter:	RBC Capital Markets, LLC

Currency:	U.S. Dollars

Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess of $1,000

Pricing Date:	March 28, 2011

Issue Date:	March 31, 2011

Maturity Date:	March 31, 2021

CUSIP:	78008KN33

Type of Note:	Fixed-to-Floating Rate Note

Interest Rate:	Year 1 (the “Fixed Rate Period”):	3.00% per annum

	Years 2-10 (the “Floating Rate Period”):	Reference Rate + 1.00% per annum, subject to a floor
of 0.00% and a cap of 7.00%

Reference Rate
(CPIt – CPIt-12) / CPIt-12
where,

•      CPIt = CPI for the third month prior to the calendar month in which the applicable Interest Payment Date occurs, which we refer to as the “Reference Month”; and

•      CPIt–12 = CPI for the twelfth month prior to the applicable Reference Month.

Consumer Price Index (CPI):
The CPI is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor (“BLS”), as published on Bloomberg CPURNSA or any successor service.

Interest Payment Dates:
Monthly, on the last day of each month, commencing April 30, 2011 and ending on the Maturity Date. If an Interest Payment Date is not a New York or London business day, interest shall be paid on the next New York or London business day, without adjustment for period end dates and no interest shall be paid in respect of the delay.

Interest Period:
Each period from and including an Interest Payment Date (or the Issue Date, as applicable) to but excluding the following Interest Payment Date or the Maturity Date, as applicable.

Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Redemption:	Not Applicable.

Survivor’s Option:	Not Applicable.

RBC Capital Markets, LLC

Inflation Linked Notes, Due March 31, 2021

U.S. Tax Treatment:
The Notes will be treated as debt instruments for U.S. federal income tax purposes. We intend to take the position that the Notes will be treated as contingent payment debt instruments. Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement FIN-1 dated January 28, 2011 under “Supplemental Discussion of U.S. Federal Income Tax Consequences” and specifically the discussion under “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Where the term of your notes exceeds one year—Rules Applicable to Notes Treated as Contingent Payment Debt Instruments for Tax Purposes,” which apply to your Notes.

Calculation Agent:	RBC Capital Markets, LLC

Listing:	The Notes will not be listed on any securities exchange.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 28, 2011).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Listing” on pages P-2 and P-3 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement FIN-1 dated January 28, 2011, as modified by this pricing supplement.

RBC Capital Markets, LLC

Inflation Linked Notes, Due March 31, 2021

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 28, 2011, as supplemented by the prospectus supplement dated January 28, 2011 and the product prospectus supplement FIN-1 dated January 28, 2011, relating to our Senior Global Medium-Term Notes, Series E, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement FIN-1. In the event of any conflict, this pricing supplement will control. The Notes vary from the terms described in the product prospectus supplement FIN-1 in several important ways. You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 28, 2011, “Additional Risk Factors Specific to the Notes” in the product prospectus supplement FIN-1 dated January 28, 2011 and “Additional Risk Factors” in this pricing supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000309/f127115424b3.htm

Prospectus Supplement dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000311/m127114424b3.htm

Product Prospectus Supplement FIN-1 dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000316/m127115424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

RBC Capital Markets, LLC

Inflation Linked Notes, Due March 31, 2021

HYPOTHETICAL INTEREST RATES

The examples set out below are included for illustration purposes only. The hypothetical Reference Rates used to illustrate the calculation of the interest rate during the Floating Rate Period are not estimates or forecasts of the Reference Rates or the levels of CPI for any Reference Month or for any month prior to the Maturity Date. All examples are based upon the floor of 0.00% and the cap of 7.00%, and assume that a holder purchased Notes with an aggregate principal amount of $1,000.

Example 1—	Calculation of the Interest Rate where the Reference Rate is positive.

	Reference Rate:	2.75%

	Interest Rate:	2.75% + 1.00% = 3.75%

	A Reference Rate of 2.75% results in an Interest Rate of 3.75% per annum.

Example 2—	Calculation of the Interest Rate where the Reference Rate is positive.

	Reference Rate:	6.25%

	Interest Rate:	6.25% + 1.00% = 7.25%, however the cap is 7.00%

	A Reference Rate of 6.25% results in an Interest Rate of 7.00% per annum.

Example 3—	Calculation of the Interest Rate where the Reference Rate is negative.

	Reference Rate:	-0.95%

	Interest Rate:	-0.95% + 1.00% = 0.05%

	A Reference Rate of -0.95% results in an Interest Rate of 0.05% per annum.

Example 4—	Calculation of the Interest Rate where the Reference Rate is negative.

	Reference Rate:	-2.45%

	Interest Rate:	-2.45% + 1.00% = -1.45%, however the floor is 0.00%

	A Reference Rate of -2.45% results in an Interest Rate of 0.00% per annum.

RBC Capital Markets, LLC

Inflation Linked Notes, Due March 31, 2021

ADDITIONAL RISK FACTORS

The Notes involve risks not associated with an investment in ordinary fixed or floating rate notes, including, but not limited to, fluctuations in the average price of consumer goods and services, as well as other events that are difficult to predict and beyond our control. See “Additional Risk Factors Specific to the Notes—Notes Linked to the Consumer Price Index (the “CPI”) Are Subject to Additional Risks” in the product prospectus supplement FIN-1 dated January 28, 2011. This section describes the most significant risks relating to the terms of the Notes. For additional information as to these risks, please see the product prospectus supplement FIN-1 dated January 28, 2011 and the prospectus supplement dated January 28, 2011. You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

During the Floating Rate Period, the Amount of Interest Payable on the Notes is Uncertain and May be Zero. The level of the CPI may decrease during periods of little or no inflation (and will decrease during periods of deflation). In such a case, the interest on the Notes during any Interest Period during the Floating Rate Period may be zero, or may only exceed zero by a small amount. In periods of limited inflation, the interest rate on the Notes may be less than the interest rate payable on a conventional security that we issue with a comparable maturity date.

During the Floating Rate Period, the Interest Rate on the Notes Will Be Capped. The interest rate payable on the Notes during the Floating Rate Period will not be greater than the cap of 7.00% per annum. As a holder of the Notes during the Floating Rate Period, you will not benefit from any increase in the Reference Rate that is above 6.00% (the difference between the cap of 7.00% and 1.00%). Therefore, the return you receive during any Interest Period during the Floating Rate Period may be less than what you would have received had you invested in a security linked to the Reference Rate that was not subject to a cap.

Investors Are Subject to Our Credit Risk, and Our Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes. Investors are dependent on Royal Bank’s ability to pay all amounts due on the Notes on the interest payment dates and at maturity, and, therefore, investors are subject to the credit risk of Royal Bank and to changes in the market’s view of Royal Bank’s creditworthiness. Any decrease in Royal Bank’s credit ratings or increase in the credit spreads charged by the market for taking Royal Bank’s credit risk is likely to adversely affect the market value of the Notes.

RBC Capital Markets, LLC

Inflation Linked Notes, Due March 31, 2021

HISTORICAL INFORMATION

Historically, the CPI has experienced significant fluctuations. Any historical upward or downward trend in the CPI level during any period shown below is not an indication that the level of the CPI is more or less likely to increase or decrease at any time during the term of the Notes. The historical Reference Rate levels do not give an indication of future levels of the Reference Rate. We cannot make any assurance that the future levels of the CPI will result in holders of the Notes receiving interest payments during the Floating Rate Period.

The Reference Rate for February 2011 was 2.10%. The graph below sets forth the historical performance of the Reference Rate from February 2001 through February 2011.

We obtained the information regarding the historical performance of the Reference Rate in the graph below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Source: Bloomberg L.P.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

RBC Capital Markets, LLC

Inflation Linked Notes, Due March 31, 2021

SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about March 31, 2011, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”). See “Plan of Distribution” in the prospectus supplement dated January 28, 2011. For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated January 28, 2011.

After the initial offering of the Notes, the price to the public may change. To the extent that the total aggregate principal amount of the Notes being offered by this pricing supplement is not purchased by investors in the offering, one or more of our affiliates may purchase the unsold portion. However, our affiliates will not purchase more than 15% of the principal amount of the Notes. Sales of these Notes by our affiliates could reduce the market price and the liquidity of the Notes that you purchase.

We may use this pricing supplement in the initial sale of the Notes. In addition, RBC Capital Markets, LLC or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

RBC Capital Markets, LLC